Exhibit 99.1
NRP (GP) LP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of NRP (GP) LP
     We have audited the accompanying consolidated balance sheets of NRP (GP) LP as of December 31, 2007 and 2006. These balance sheets are the responsibility of NRP (GP) LP’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.
     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) LP at December 31, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.
          ERNST & YOUNG LLP
Houston, Texas
February 28, 2008

NRP (GP) LP
CONSOLIDATED BALANCE SHEETS
(In thousands)
ASSETS

	December 31,	December 31,
	2007	2006

Current assets:
Cash and cash equivalents	$61,542	$66,763
Restricted cash	6,240	—
Accounts receivable	27,644	23,358
Accounts receivable — affiliate	1,005	21
Other	1,009	1,411

Total current assets	97,440	91,553
Land	24,343	17,781
Plant and equipment, net	61,441	29,615
Coal and other mineral rights, net	1,030,088	798,135
Intangible assets	106,222	—
Loan financing costs, net	3,098	2,197
Other assets	601	932

Total assets	$1,323,233	$940,213

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities:
Accounts payable and accrued liabilities	$2,567	$1,041
Accounts payable — affiliate	104	105
Current portion of long-term debt	17,234	9,542
Accrued incentive plan expenses — current portion	5,223	5,850
Property, franchise and other taxes payable	6,415	4,330
Accrued interest	6,276	3,846

Total current liabilities	37,819	24,714
Deferred revenue	36,286	20,654
Asset retirement obligation	39	—
Accrued incentive plan expenses	6,469	4,579
Long-term debt	496,057	454,291
Minority interest	731,113	424,300
Partners’ capital:
Limited partners’ interest	16,148	12,424
General partner’s interest	1	2
Accumulated other comprehensive loss	(699)	(751)

Total partners’ capital	15,450	11,675

Total liabilities and partners’ capital	$1,323,233	$940,213

The accompanying notes are an integral part of these financial statements.

NRP (GP) LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Organization
     NRP (GP) LP is a Delaware limited partnership formed in April 2002 to be the general partner of Natural Resource Partners L.P. (“NRP”). Because the financial statements of NRP (GP) LP and NRP are consolidated, the two entities are collectively referred to in these financial statements as the “Partnership”.
     The Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2007, the Partnership controlled approximately 2.1 billion tons of proven and probable coal reserves in eleven states. The Partnership does not operate any mines. The Partnership leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine the Partnership’s coal reserves in exchange for royalty payments. The Partnership’s lessees are generally required to make payments to the Partnership based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.
2. Summary of Significant Accounting Policies
Principles of Consolidation
     The financial statements include the accounts of Natural Resource Partners L.P. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.
Business Combinations
     For purchase acquisitions accounted for as a business combination, the Partnership is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning our valuation of intangible assets, see Note 7, “Intangible Assets.”

Use of Estimates
     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Restricted Cash
     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits to secure performance under contracts acquired as part of the Cline acquisition. Earnings on the restricted cash are available to the Partnership. The Partnership expects to have the restricted funds released sometime in 2008.
Accounts Receivable
     Accounts receivable are recorded on the basis of tons of minerals sold by the Partnership’s lessees in the ordinary course of business, and do not bear interest. Receivables are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets. The Partnership evaluates the collectibility of its accounts receivable based on a combination of factors. The Partnership regularly analyzes its lessees’ accounts and when it becomes aware of a specific customer’s inability to meet its financial obligations to the Partnership, such as in the case of bankruptcy filings or deterioration in the lessee’s operating results or financial position, the Partnership records a specific reserve for bad debt to reduce the related receivable to the amount it reasonably believes is collectible. If circumstances related to specific lessees change, the Partnership’s estimates of the recoverability of receivables could be further adjusted.
Land, Coal and Mineral Rights
     Land, coal and other mineral rights owned and leased are recorded at cost. Coal and other mineral rights are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or over the amortization period of the contractual rights.
Plant and Equipment
     Plant and equipment, which consist of coal preparation plants and rail loadout facilities, are recorded at cost and are being depreciated on a straight-line basis over their useful lives, which range from five to forty years.
Asset Impairment
     If facts and circumstances suggest that a long-lived asset or an intangible asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.
Concentration of Credit Risk
     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized.

Fair Value of Financial Instruments
     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of the Partnership’s long-term debt was estimated to be $444.2 million and $235.4 million at December 31, 2007 and 2006, respectively, for the senior notes. The fair values of the senior notes represent management’s best estimate based on other financial instruments with similar characteristics.
     Since the Partnership’s credit facility has variable rate debt, its fair value approximates its carrying amount. The Partnership had $48.0 million in outstanding debt under the credit facility at December 31, 2007.
Deferred Financing Costs
     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior notes. These costs are amortized over the term of the debt.
Share-Based Payment
     The Partnership adopted Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006 using the modified prospective approach. Prior to 2006, awards under our Long Term Incentive Plan were accounted for on the intrinsic method under the provisions of APB No. 25. FAS 123R provides that grants must be accounted for using the fair value method, which requires us to estimate the fair value of the grant and charge the estimated fair value to expense over the service or vesting period of the grant. In addition, FAS 123R requires that we include estimated forfeitures in our periodic computation of the fair value of the liability and that the fair value be recalculated at each reporting date over the service or vesting period of the grant. FAS 123R required us to recognize the cumulative effect of the accounting change at the date of adoption based on the difference between the fair value of the unvested awards and the intrinsic value previously recorded. Included in operating costs and expenses was a one time charge of $661,000 which represents the cumulative effect of adopting FAS 123R as of January 1, 2006. This adjustment had the impact of reducing net income per limited partner unit for the year ended December 31, 2006 by $0.02. Application of FAS 123R to prior periods did not materially impact amounts previously presented.
New Accounting Standard
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Partnership does not expect the adoption of SFAS No. 159 to have a material impact on the financial statements.
3. Acquisitions and Business Combinations
     During the years ended December 31, 2007 and 2006, the Partnership acquired coal properties, processing and transportation facilities. The Partnership purchased these assets utilizing cash, its credit facility and the issuance of senior notes. In addition, the Partnership completed three acquisitions in 2007 that included the issuance of 14.2 million partnership units. Two of the three acquisitions consisting of the issuance of partnership units were accounted for as business combinations. The Cline transaction included the acquisition of four entities, none of which had conducted operations or generated material amounts of revenue or operating cost prior to acquisition. Total net operating losses of the four entities from startup through December 31, 2006 were $0.3 million. In the Dingess-Rum transaction, the Partnership acquired a group of assets from an entity that was formed for purposes of the transaction. That entity did not operate the assets acquired. Therefore, unaudited pro forma information of prior periods is not presented as it would not differ materially from the historic operations of the Partnership. The third acquisition, consisting of partnership units and cash, was an asset purchase of coal reserves from Western Pocahontas Properties Limited Partnership, an affiliate of the general partner.
     The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed for each of the transactions accounted for as a business combination:

	Dingess-Rum	Cline
	(In thousands)
Land, plant and equipment	$7,935	$17,783
Coal and other mineral rights	105,573	98,866
Other assets	—	72
Intangible assets	—	107,557

Equity consideration	113,396	216,668
Assets contributed by General Partner	—	4,422
Transaction costs and liabilities assumed	112	3,188
4. Allowance for Doubtful Accounts
     Activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
	(In thousands)
Balance, January 1	$906	$85	$185
Provision charged to operations:
Accounts charged off	871	822	30
Recovery of prior charge offs.	(505)	(1)	(130)

Balance, December 31	$1,272	$906	$85

5. Plant and Equipment
     The Partnership’s plant and equipment consist of the following:

	December 31,	December 31,
	2007	2006
	(In thousands)
Plant construction in process	$11,238	$—
Plant and equipment at cost	54,758	30,266
Less accumulated depreciation	(4,555)	(651)

Net book value	$61,441	$29,615

6. Coal and Other Mineral Rights
     The Partnership’s coal and other mineral rights consist of the following:

	December 31,	December 31,
	2007	2006
	(In thousands)
Coal and other mineral rights	$1,247,814	$970,342
Less accumulated depletion and amortization	(217,726)	(172,207)

Net book value	$1,030,088	$798,135

7. Intangible Assets
     In January 2007, the Partnership completed a business combination in which certain intangible assets were identified related to the royalty and lease rates of contracts acquired when compared to the estimate of current market rates for similar contracts. The estimated fair value of the above-market rate contracts was determined based on the present value of future cash flow projections related to the underlying coal reserves and transportation infrastructure acquired. Amounts recorded as intangible assets along with the balances and accumulated amortization at December 31, 2007 are reflected in the table below.

	As of December 31, 2007
	Gross Carrying	Accumulated
	Amount	Amortization
	(In thousands)
Finite-lived intangible assets
Above market transportation contracts	$82,276	$1,045
Above market coal leases	25,281	290

	$107,557	$1,335

8. Long-Term Debt
     Long-term debt consists of the following:

	December 31,	December 31,
	2007	2006
	(In thousands)
$300 million floating rate revolving credit facility, due March 2012	$48,000	$214,000
5.55% senior notes, with semi-annual interest payments in June and December, maturing June 2013	35,000	35,000
4.91% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2018	55,800	61,850
5.05% senior notes, with semi-annual interest payments in January and July, with scheduled principal payments beginning July 2008, maturing in July 2020	100,000	100,000
5.31% utility local improvement obligation, with annual principal and interest payments, maturing in March 2021	2,691	2,883
5.55% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2023	46,800	50,100
5.82% senior notes, with semi-annual interest payments in March and September, with scheduled principal payments beginning March 2010, maturing in March 2024	225,000	—

Total debt	513,291	463,833
Less — current portion of long term debt	(17,234)	(9,542)

Long-term debt	$496,057	$454,291

     Principal payments due in:

2008	$17,234
2009	17,234
2010	32,234
2011	31,517
2012	78,801
Thereafter	336,271

$513,291

     On March 28, 2007, the Partnership completed an amendment and extension of its $300 million revolving credit facility. The amendment extends the term of the credit facility by two years to 2012 and lowers borrowing costs and commitment fees. The amendment also includes an option to increase the credit facility at least twice a year up to a maximum of $450 million under the same terms, as well as an annual option to extend the term by one year.
     The Partnership also issued $225 million in 5.82% senior notes on March 28, 2007. The Partnership used the proceeds to pay down its credit facility.
     At December 31, 2007and 2006, the Partnership had $48.0 million and $214.0 million outstanding, respectively, on its revolving credit facility. The weighted average interest rate at December 31, 2007 and 2006 was 6.06% and 6.53%, respectively. The Partnership incurs a commitment fee on the undrawn portion of the revolving credit facility at rates ranging from 0.10% to 0.30% per annum.
     The Partnership was in compliance with all terms under its long-term debt as of December 31, 2007.
9. Related Party Transactions
Reimbursements to NRP (GP) LP
     NRP (GP) LP does not receive any management fee or other compensation for its management of NRP. However, in accordance with NRP’s partnership agreement, NRP (GP) LP and its affiliates are reimbursed for expenses incurred on NRP’s behalf. All direct general and administrative expenses are charged to NRP as incurred. The Partnership also reimburses indirect general and administrative costs, including certain legal, accounting, treasury, information technology, insurance, administration of employee benefits and other corporate services incurred by NRP (GP) LP and its affiliates. Reimbursements to affiliates of NRP (GP) LP may be substantial and will reduce NRP’s cash available for distribution to unitholders. At December 31, 2007 and 2006, the Partnership also had accounts payable to affiliates of $0.1 million.
     Transactions with Cline Affiliates
     Williamson Energy, LLC, a company controlled by Chris Cline, leases coal reserves from the Partnership, and the Partnership provides transportation services to Williamson for a fee. Mr. Cline, through another affiliate, Adena Minerals, LLC, owns a 22% interest in our general partner, as well as 8,910,072 common units. At December 31, 2007, the Partnership had accounts receivable totaling $0.3 million from Williamson. In addition, the Partnership also received $4.5 million in minimum royalty payments that have not been recouped and are included as deferred revenue on the balance sheet.
     Gatling, LLC, a company also controlled by Chris Cline, leases coal reserves from the Partnership and the Partnership provides transportation services to Gatling for a fee. At December 31, 2007, the Partnership had accounts receivable totaling $0.4 million from Gatling. In addition, the Partnership also received $5.2 million in minimum royalty payments that have not been recouped and are included as deferred revenue on the balance sheet.
Quintana Energy Partners, L.P.
     In 2006, Corbin J. Robertson, Jr. formed Quintana Energy Partners, L.P., or QEP, a private equity fund focused on investments in the energy business. In connection with the formation of QEP, the Partnership general partner’s board of directors adopted a conflicts policy that establishes the opportunities that will be pursued by NRP and those that will be pursued by QEP.
     In February 2007, QEP acquired a significant membership interest in Taggart Global USA, LLC, including the right to nominate two members of Taggart’s 5-person board of directors. The Partnership currently has a memorandum of understanding with Taggart Global pursuant to which the two companies have agreed to jointly pursue the development of coal handling and preparation plants. The Partnership will own and lease the plants to Taggart Global, which will design, build and operate the plants. The lease payments are based on the sales price for the coal that is processed through the facilities. To date, the Partnership has acquired three facilities under this agreement with Taggart. At December 31, 2007, the Partnership had accounts receivable totaling $0.4 million from Taggart.
     In June 2007, QEP acquired Kopper-Glo, a small coal mining company with operations in Tennessee. The Partnership also had accounts receivable of $0.2 million from Kopper-Glo.
10. Commitments and Contingencies
Legal
     The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.

Environmental Compliance
     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties as of December 31, 2007. The Partnership is not associated with any environmental contamination that may require remediation costs.
11. Incentive Plans
     GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for directors of GP Natural Resource Partners LLC and employees of its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.
     Under the plan a grantee will receive the market value of a common unit in cash upon vesting. Market value is defined as the average closing price over the last 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the vesting period. Outstanding grants vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, outstanding grants will be automatically forfeited unless and to the extent the compensation committee provides otherwise.
     A summary of activity in the outstanding grants for the year ended December 31, 2007 are as follows:

Outstanding grants at the beginning of the period	515,220
Grants during the period	174,002
Grants vested and paid during the period	(181,356)
Forfeitures during the period	(400)

Outstanding grants at the end of the period	507,466

     Grants typically vest at the end of a four-year period and are paid in cash upon vesting. The liability fluctuates with the market value of the Partnership units and because of changes in estimated fair value determined each quarter using the Black-Scholes option valuation model. Risk free interest rates and volatility are reset at each calculation based on current rates corresponding to the remaining vesting term for each outstanding grant and ranged from 2.98% to 3.26% and 27.08% to 31.29%, respectively at December 31, 2007. The Partnership’s historic dividend rate of 5.28% was used in the calculation at December 31, 2007. The Partnership accrued expenses related to its plans to be reimbursed to its general partner of $6.1 million, $4.3 million and $3.4 for the years ended December 31, 2007, 2006 and 2005, respectively. Included in the first quarter of 2006, was $661,000 related to the cumulative effect of the change in accounting method for the adoption of FAS 123R. In connection with the Long-Term Incentive Plans, cash payments of $5.7 million, $0.8 million and $1.3 million were paid during each of the years ended December 31, 2007, 2006 and 2005, respectively. The unaccrued cost associated with the unvested outstanding grants at December 31, 2007 was $8.0 million.
12. Subsequent Events (Unaudited)
Distributions
     On February 14, 2008, the Partnership paid a quarterly distribution of $0.485 per unit to all holders of common units.
Incentive Plans
     In connection with the phantom unit awards granted in February 2008, the CNG Committee also granted tandem Distribution Equivalent Rights, or DERs, which entitle the holders to receive distributions equal to the distributions paid on the Partnership’s common units. The DERs have a four-year vesting period, and the Partnership will accrue the cost of the distributions over that period.